Sonic Automotive, Inc.

Exhibit 12.1

	Year Ended December 31,					Six Months Ended June 30,
	(dollars in thousands)
	1998	1999	2000	2001	2002	2002	2003
Fixed charges:
Interest expense, other	9,093	21,041	40,761	34,595	38,634	17,621	19,649
Rent expense (interest factor)	2,543	6,909	15,522	18,717	22,244	10,499	12,393

Total fixed charges	11,636	27,950	56,283	53,312	60,878	28,120	32,042
Income from continuing operations before income taxes and cummulative effect of change in accounting principle	22,982	65,068	114,192	131,095	176,986	87,890	71,751

Income from continuing operations before income taxes and cummulative effect of change in accounting principle & fixed charges	34,618	93,018	170,475	184,407	237,864	116,010	103,793

Ratio of earnings to fixed charges	3.0x	3.3x	3.0x	3.5x	3.9x	4.1x	3.2x